Exhibit 99.3

Auris Medical News Release

Auris Medical Provides Business Update and Reports Second Quarter 2017

Financial Results

•	Phase 3 results from AM-111 HEALOS trial expected in fourth quarter 2017

•	Phase 3 results from Keyzilen® TACTT3 trial expected in first quarter 2018

•	Conference call set for 8 am EDT (2 pm CEST) today

Zug, Switzerland, August 10, 2017 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today provided a business update and announced financial results for the second quarter ended June 30, 2017.

“We continue to make great progress with our clinical-stage pipeline, including the completed enrollment of our AM-111 HEALOS trial in acute inner ear hearing loss and the ramp up of our AM-125 program with intranasal betahistine for Meniere’s disease and other vestibular disorders,” commented Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer. “Now, we are moving toward initiating a second Phase 1 trial for AM-125, completing enrollment of the Keyzilen® Phase 3 TACTT3 trial in tinnitus and announcing top-line Phase 3 results from the HEALOS trial. With positive HEALOS results, AM-111 has the potential to become the first-in-class treatment for acute inner ear hearing loss.”

Development Program Updates

•	Hosted an investor and analyst event in New York City focused on Auris Medical’s clinical-stage pipeline. The presentation highlighted AM-125 and the upcoming Phase 3 data readouts for AM-111 and Keyzilen®.

AM-111 for Acute Inner Ear Hearing Loss

•	Completed enrollment in the Phase 3 HEALOS trial, which is being conducted in Europe and Asia. The trial enrolled 256 patients with severe to profound idiopathic sudden sensorineural hearing loss. Auris Medical expects to announce top-line results from HEALOS in the fourth quarter of this year.

•	Continued ramping up the Phase 3 ASSENT trial, which is being conducted in the US, Canada, and South Korea. The trial aims to enroll approximately 300 patients with severe to profound idiopathic sudden sensorineural hearing loss. Auris Medical expects to announce top-line results from ASSENT in the second half of 2018.

•	Hosted a scientific symposium at the 21st IFOS ENT World Congress in Paris. The symposium, Recent Advances in the Treatment of Acute Hearing Loss, featured several experts in the field of hearing loss research.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

Keyzilen® (AM-101) for Acute Inner Ear Tinnitus

•	Completed the AMPACT1 and AMPACT2 open-label extension studies and reported results that confirm the long-term safety of Keyzilen®. In addition, exploratory efficacy analyses further support early treatment of inner ear tinnitus and suggest potential benefits of repeating treatment cycles. The AMPACT studies were conducted at the request of the U.S. Food and Drug Administration (FDA) to generate safety data from chronic intermittent use of Keyzilen® for up to 12 months.

•	Progressed with enrollment in the Phase 3 TACTT3 trial, which is being conducted in Europe. The trial previously enrolled more than 300 patients during the acute tinnitus stage (Stratum A) and approximately 330 patients during the post-acute tinnitus stage (Stratum B). Additional patients are now being enrolled in each stratum. Auris Medical expects to complete enrollment in the third quarter of 2017 and announce top-line results from TACTT3 in early 2018.

AM-125 for Meniere’s Disease and Other Vestibular Disorders

•	Completed the acquisition of various assets related to intranasal betahistine from Otifex Therapeutics Ltd. In addition, Auris Medical obtained from an undisclosed party the right to use certain proprietary preclinical and clinical data that will support the AM-125 development program and future regulatory filings.

•	Progressed with plans to initiate a second Phase 1 trial in the fourth quarter of 2017 to further test the safety, tolerability and pharmacokinetics of AM-125. In a Phase 1 trial conducted by Otifex, intranasal betahistine showed good tolerance and a significantly higher bioavailability than reported for oral betahistine administration.

•	Established a Scientific Advisory Board for AM-125 comprised of global leaders in the field of vestibular disorders. The members are Elias Michaelides, MD; Michael Strupp, MD; Hinrich Staecker, MD, PhD; and Paul Van de Heyning, MD, PhD.

•	Scheduled to host a symposium during the American Academy of Otolaryngology-Head and Neck Surgery Foundation Annual Meeting & OTO Experience on September 11, 2017, in Chicago. The symposium, Targeting Histamine Receptors for Vertigo Therapy, will feature several experts in the field of vestibular disorders.

Second Quarter 2017 Financial Results

•	Cash and cash equivalents at June 30, 2017, totaled CHF 26.2 million.

•	Total operating expenses for the second quarter of 2017 were CHF 6.0 million compared to CHF 9.0 million for the second quarter of 2016.

•	Research and development expenses for the second quarter of 2017 were CHF 4.7 million compared to CHF 7.3 million for the second quarter of 2016.

•	General and administrative expenses for the second quarter of 2017 were CHF 1.2 million compared to CHF 1.7 million for the second quarter of 2016.

•	Net loss for the second quarter of 2017 was CHF 5.4 million, or CHF 0.12 per share, compared to CHF 8.4 million, or CHF 0.25 per share, for the second quarter of 2016.

The Company continues to expect that its operating expenses in 2017 will be in the range of CHF 28 to 32 million and that existing cash and cash equivalents will enable the funding of operations into the first quarter of 2018.

Upcoming Events

•	American Academy of Otolaryngology-Head and Neck Surgery Foundation Annual Meeting & OTO Experience, September 10-13, 2017, Chicago, Illinois

•	LEERINK Partners Roundtable Series: Rare Disease & Immuno-Oncology, September 27-28, 2017, New York, New York

Today’s Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to discuss the second quarter 2017 financial results and to provide a general business update today, August 10, 2017, at 8 am EDT (2 pm CEST). To participate in this conference call, dial 1-877-280-1254 (USA) or +1-212-444-0896 (International), and enter passcode 1366409. A live webcast of the conference call will be available in the Investors section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology. The company is focused on the Phase 3 development of treatments for acute inner ear hearing loss (AM-111) and for acute inner ear tinnitus (Keyzilen®; AM-101) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is developing intranasal betahistine for Meniere’s disease and other vestibular disorders (AM-125) as well as early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology.

Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Auris Medical’s product candidates, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company contact: Cindy McGee, Head of Investor Relations and Corporate Communications, +41 61 201 1350, investors@aurismedical.com

Media contact: David Schull, Russo Partners, 1-858-717-2310,

david.schull@russopartnersllc.com

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss (unaudited)
For the Three and Six Months Ended June 30, 2017 and 2016 (in CHF)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30, 2017	JUNE 30, 2016	JUNE 30, 2017	JUNE 30, 2016
Research and development	(4,722,899)	(7,278,563)	(10,704,318)	(13,418,738)
General and administrative	(1,235,665)	(1,725,114)	(2,661,156)	(2,947,146)
Operating loss	(5,958,564)	(9,003,677)	(13,365,474)	(16,365,884)
Interest income	13,124	15,281	45,775	26,166
Interest expense	(410,009)	(2,514)	(831,444)	(5,259)
Foreign currency exchange (loss)/gain, net	(592,876)	558,908	(931,036)	(985,937)
Revaluation gain from derivative financial instruments	1,528,862	—	1,760,631	—
Transaction costs	—	—	(506,234)	—
Loss before tax	(5,419,463)	(8,432,002)	(13,827,782)	(17,330,914)
Income tax gain	8,191	—	16,382	—
Net loss attributable to owners of the Company	(5,411,272)	(8,432,002)	(13,811,400)	(17,330,914)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0	55,810	(347,398)	283,637	(607,867)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0	39,985	(15,856)	59,910	25,964
Other comprehensive income/(loss), net of taxes of CHF 0	95,795	(363,254)	343,547	(581,903)
Total comprehensive loss attributable to owners of the Company	(5,315,477)	(8,795,256)	(13,467,853)	(17,912,817)

Basic and diluted loss per share	(0.12)	(0.25)	(0.33)	(0.50)

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Financial Position (unaudited)

(in CHF)

	JUNE 30, 2017	DECEMBER 31, 2016

ASSETS
Non-current assets
Property and equipment	304,344	369,294
Intangible assets	1,556,823	1,482,520
Other non-current financial assets	76,701	114,778
Total non-current assets	1,937,868	1,966,592

Current assets
Other receivables	320,495	296,531
Prepayments	570,769	952,595
Cash and cash equivalents	26,238,868	32,442,222
Total current assets	27,130,132	33,691,348

Total assets	29,068,000	35,657,940

EQUITY AND LIABILITIES
Equity
Share capital	17,731,881	13,731,881
Share premium	113,348,971	112,838,815
Foreign currency translation reserve	(23,634)	(83,544)
Accumulated deficit	(125,716,556)	(112,344,303)
Total shareholders’ equity attributable to owners of the Company	5,340,662	14,142,849

Non-current liabilities
Loan	7,624,868	10,151,498
Derivative financial instruments	3,446,965	117,132
Employee benefits	1,873,797	2,092,434
Deferred tax liabilities	180,200	196,582
Total non-current liabilities	13,125,830	12,557,646

Current liabilities
Loan	4,274,327	2,212,706
Trade and other payables	1,178,347	1,837,997
Accrued expenses	5,148,834	4,906,742
Total current liabilities	10,601,508	8,957,445
Total liabilities	23,727,338	21,515,091
Total equity and liabilities	29,068,000	35,657,940

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